Exhibit 99.2

MECOX LANE LIMITED
 (Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: MCOX)

NOTICE OF ANNUAL GENERAL MEETING

To be held on May 10, 2013

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Mecox Lane Limited (the “Company”) will be held at the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on May 10, 2013 at 10:00 a.m. (Hong Kong Time), and any adjournment(s) or postponement(s) thereof the AGM, for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.                                      Re-election of Mr. Neil Nanpeng Shen as a Director and Chairman of the Company;

2.                                      Re-election of Mr. Alfred Beichun Gu as a Director of the Company;

3.                                      Re-election of Mr. Herman Yu as a Director of the Company;

4.                                      Re-election of Mr. Dazhong Qin as a Director of the Company

5.                                      Re-election of Mr. Anthony Kai Yiu Lo as a Director of the Company;

6.                                      Re-election of Mr. David Jian Sun as a Director of the Company;

7.                                      Re-election of Mr. Davin Alexander Mackenzie as a Director of the Company;

8.                                      Amendment of 2006 Share Incentive Plan by deleting existing Section 3.2(g) in its entirety and substituting therefor the following new Article:

“(g)         adjust the number of shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.7. For the avoidance of doubt, to the extent not prohibited by applicable laws (including any applicable exchange rule), a downward adjustment of the prices of any awards mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected participants”; and

9.                                      Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on April 9, 2013 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

Holders of the Company’s American Depository Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares at the AGM must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report from the Company’s website at http://ir.mecoxlane.com, or by writing to ir@mecoxlane.com to request a physical or electronic copy.

By Order of the Board of Directors,
Mecox Lane Limited

/s/ Neil Nanpeng Shen

Neil Nanpeng Shen
Chairman

Shanghai, PRC

April 9, 2013

Executive Office: 22nd Floor, Gems Tower, Building 20 No.487, Tianlin Road, Shanghai 200233, People’s Republic of China	Registered Office: Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands